Exhibit 1.01

Conflict Minerals Report

Party City Holdco Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD in respect of 2021 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 27, 2022.

Unless otherwise indicated, the terms “Company”, “we”, “us,” and “our” refer collectively to Party City Holdco Inc. and its subsidiaries.

As used herein, “Conflict Minerals” or “3TG” are gold, columbite-tantalite (coltan), cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Forward-looking statements can be identified by the use of words, such as “intend” and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that 3TG that is necessary to the functionality or production of products that it manufactures or contracts to manufacture benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political, regulatory and economic developments, whether in the Democratic Republic of the Congo (the “DRC”) or the adjoining countries (collectively, the “Covered Countries”), the United States or elsewhere. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.

Overview: Applicability of the Conflict Minerals Rule to the Company

The Company is an indirect holding company of Party City Holdings Inc. (“PCHI”). PCHI and its direct and indirect subsidiaries design, manufacture, distribute and retail decorated party supplies. We manufacture a portion of our products in our own facilities, while other products are manufactured by third parties. We have minimal influence over the materials, parts, ingredients or components of most of the products that we purchase from third parties. In addition, a substantial majority of the products that we sell but do not manufacture are unaltered, off-the-shelf finished goods.

The principal raw materials used in manufacturing our products are paper, petroleum-based resin and cotton. Most of the products that we manufacture or contract to manufacture therefore contain no or minimal 3TG. We are, however, subject to the Conflict Minerals Rule because certain products that we manufacture or contract to manufacture contain 3TG that is necessary to the functionality or production of the products.

We do not directly source 3TG from mines, smelters or refiners. The Company relies on our vendors to provide accurate, reliable information about 3TG in the supply chain. We believe that in most cases we are several steps removed in the supply chain from mines, smelters or refiners, limiting our influence over their sourcing. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with the expectations provided in our Conflict Minerals Policy, which we describe below.

The Company’s Conflict Minerals Policy

With the goals of the Conflict Minerals Rule in mind, the Company adopted a policy for the supply chain of 3TG, which is available on the Company’s website at: http://investor.partycity.com/investors/default.aspx.

The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.

Assist us in complying with the Conflict Minerals Rule by providing us, from time to time, with written certifications and other information concerning the origin of 3TG included in products and/or components supplied to the Company, including the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”);

2.	Implement controls on their supply chains consistent with our responsible sourcing commitment, so that they are able to provide us with the foregoing information;

3.

Source 3TG from sources that do not support conflict and, where practicable, source 3TG from smelters and refiners that are certified as “conflict free” or the equivalent by an independent third party; and

4.

Otherwise implement, and require their direct and indirect suppliers to implement, policies, protocols, standards, systems, frameworks and procedures that are consistent with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

The Conflict Minerals Policy encourages responsible sourcing of 3TG from the Covered Countries, and we discourage our suppliers from embargoing Covered Country sourcing. Our Conflict Minerals Policy also indicates that supplier compliance with the policy may be taken into account in connection with purchasing decisions.

In furtherance of its commitment to responsible sourcing of 3TG, the Company is a member of the RMI.

Reasonable Country of Origin Inquiry Information

For 2021, the Company conducted a “reasonable country of origin inquiry” (“RCOI”). The Company designed its RCOI in good faith to determine the origin of 3TG that is necessary to the functionality or production of products that it manufactures or contracts to manufacture. For our RCOI, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.

The Company’s outreach included the 170 suppliers that it identified as having supplied or potentially having supplied to the Company components containing 3TG or that contracted to manufacture for the Company products that potentially contain necessary 3TG (the “Suppliers”). The Company determined which of its suppliers were in-scope or potentially in-scope for 2021 through product specifications and other information known to us. We also considered the degree of influence that we exercised over the materials, parts and components of the products that were manufactured for us.

Based on the results of the Company’s RCOI, it exercised due diligence for 2021. These due diligence efforts are discussed below. The results of our RCOI and due diligence also are discussed later in this Conflict Minerals Report.

Due Diligence Measures

Design Framework

For 2021, the Company utilized due diligence measures based on the applicable criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).

Selected Elements of Design Framework and Due Diligence Program

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of the Company’s program are discussed below. However, these are not all of the discrete procedures of the program that the Company has put in place. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.

The Company has a team under the Vice President and Deputy General Counsel charged with managing our 3TG compliance program. The team is educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

b.

The Company utilizes a third-party reporting platform service specializing in automated supply chain data collection (“Third-Party Service”) together with specialist outside counsel to assist it with selected aspects of its 3TG compliance program. Certain of the compliance measures described herein were undertaken by the Third-Party Service on our behalf.

c.	The Company uses the CMRT developed by the RMI to obtain information from potentially in-scope suppliers and identify smelters and refiners in its supply chain.

d.

The Company has a policy requiring the maintenance of business records relating to 3TG due diligence processes, findings and resulting decisions for at least five years. The Company maintains its records relating to 3TG due diligence processes, findings and resulting decisions in electronic format.

e.	The Company has several alternative mechanisms for employees and other interested parties to report violations of our Conflict Minerals Policy. Violations can be reported as follows:

•	Employees of the Company’s Wholesale Divisions, via Phone: (800) 405-8943;

•	Employees of the Company’s Wholesale Divisions, via Internet: www.tnwinc.com/reportline/amscan;

•	Employees of the Company’s Retail Divisions and Corporate Offices, via Phone: (888) 270-5937;

•	Employees of the Company’s Retail Divisions and Corporate Offices, via Internet: www.reportlineweb.com/partycity; and

•	All Employees and other Interested Parties, via email: sp.amscansec@amscan.com.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	The Company provided the Third-Party Service with at least one method of contact for each supplier designated as in-scope (email address, telephone number, facsimile number, or mailing address).

b.

The RCOI began with an introduction email from the Company to the Suppliers describing the Conflict Minerals Compliance Program requirements and identifying the Third-Party Service as a partner in the process. Following that introduction email, the Third-Party Service sent a subsequent email to suppliers containing a registration and survey request link for the Third-Party Service’s on-line data collection platform.

c.

The Company, via the Third-Party Service, sent requests to 170 Suppliers to provide it with a completed CMRT. The Third-Party Service followed up with the Suppliers that did not respond to the request within a specified time frame. The information was requested from each Supplier at least nine times to the extent the Supplier continued to be non-responsive, as well as telephone follow-up with all non-responsive Suppliers. After multiple requests, if a response was still not received from a Supplier, the request was appropriately escalated, including emails directly from the Company’s internal stakeholders at least two times and the legal department at least four times. Approximately eighty-four percent (84%) of the Suppliers responded to the request for information, mostly at a “company level.”

d.

The Company reviewed the responses received from the Suppliers for plausibility, consistency and gaps. It also followed up with Suppliers that submitted a response that triggered specified quality control flags or that it otherwise determined required additional due diligence.

e.

Smelter and refiner information provided by the Suppliers was reviewed against the Smelter Look-up tab list of the CMRT. To the extent that a smelter or refiner identified by a supplier is not on that list, we took additional steps to attempt to determine whether the listed entity is a smelter or refiner.

f.

Identified smelters and refiners were reviewed against the list of “Conformant”, “Active” or equivalent smelters and refiners published in connection with the RMI’s Responsible Minerals Assurance Process (“RMAP”).

g.

If a smelter or refiner identified by a supplier is not listed as Conformant or the equivalent by an independent third-party, we consult publicly available information or attempt to contact the smelter or refiner to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in a Covered Country.

h.	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	The Vice President and Deputy General Counsel reports to the Chief Legal Officer and other senior management the findings of the Company’s conflict minerals supply chain risk assessment.

b.	The Company addresses identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

c.

In addition, to the extent that identified smelters and refiners are not Conformant, we seek to exercise leverage over these smelters and refiners to become so through our participation in and support of RMI. We also utilize information provided by the RMI to its members to monitor smelter and refiner improvement.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

a.	Through our support of and participation in the RMI, in connection with our due diligence, we utilize and rely on information provided by the RMI concerning audits of smelters and refiners.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

a.	The Company files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes the filing available on its website.

RCOI and Due Diligence Results

Of the Suppliers who responded to the Company’s request for information, only four indicated that they intentionally added or used 3TG in their products or production process, and that any 3TG remained in the products. Two Suppliers indicated that its products contain tin, one Supplier indicated that its products contain tungsten and one Supplier indicated that its products contain both gold and tin. Of these four Suppliers, one confirmed that tin used in its products is not sourced from a Covered Country, and for the remaining three Suppliers, there was no indication that the Suppliers sourced 3TG from the Covered Countries. This conclusion regarding mineral origin is based on information the RMI makes available to its members as well as the Third-Party Service’s smelter/refiner database analysis. The Company has not voluntarily elected to describe any of its products as “DRC conflict free.”

None of the other Suppliers reported in-scope products. Based on the materials content of its products and the Company’s limited influence over products purchased from third parties, the Company believes the other Suppliers’ reports to be reasonable.

Future Risk Mitigation Efforts

The Company intends to take the following additional steps with respect to 2022 to mitigate the risk that the necessary 3TG in the Company’s potentially in-scope products benefit armed groups:

1.	Further engage with Suppliers that did not fully respond to information requests related to the Company’s 3TG compliance program for 2021 to seek the requested information for 2022;

2.	Work to refine the list of the Company’s potentially in-scope suppliers;

3.

Continue to communicate to new potentially in-scope suppliers the Company’s sourcing expectations, including through the dissemination of the Conflict Minerals Policy. In addition, as new in-scope suppliers are added, work with these suppliers to assist them in understanding the requirements of the Conflict Minerals Rule and the OECD Guidance as needed; and

4.	Maintain the Company’s membership in the RMI.

All of these steps are in addition to the steps that the Company took with respect to 2021, which it intends to continue to take with respect to 2022 to the extent applicable.